Shareholder Rebuttal to the OM Group Opposition Statement
Regarding Developing Indicators for a Human Rights Policy

NAME OF REGISTRANT: Detroit Province of the Society of Jesus
NAME OF PERSON RELYING ON EXEMPTION:  Detroit Province of the Society of Jesus
ADDRESS OF PERSON RELYING ON EXEMPTION: 7303 West Seven Mile Road, Detroit, MI 48221

Shareholders encourage a “YES” vote for shareholder proposal number 5: “Develop Indicators for a Human Rights Policy.”

The Detroit Province of the Society of Jesus (Jesuits), the lead filer, and 15 other co-filers (“the Proponents”) believe that safety concerns around the Company’s cobalt smelter in the Democratic Republic of the Congo pose a substantial risk to shareholder value.

The Jesuits in the United States and their co-filers have an extensive history of engaging with corporations to protect shareholder value by promoting responsible business practices. Over the last seven years, the Jesuits have led successful engagements with Occidental Petroleum, Monsanto and Chevron, all of whom worked with the proponents to create human rights policies that they are now implementing.

OM Group believes it is the world’s largest refiner of cobalt and producer of cobalt-based specialty chemicals. A significant source of the company’s cobalt is from the Democratic Republic of the Congo where the company operates a smelter in Lubumbashi.

Jesuit representatives from the United States and Europe visited Lubumbashi on two occasions in 2007 and 2008, and numerous Congolese Jesuits reside in Lubumbashi. They were alarmed to learn of the safety hazards faced by scavengers around the company’s adjacent property that belongs to the OM Group’s joint venture partner. In 2007, three children died when a mound of material collapsed about them.

The proponents are asking that the Company develop a human rights policy that conforms to the standards set forth by the United Nations Special Rapporteur for Human Rights. This would include impact assessments of actual and potential human rights risks within direct operations and those of joint ventures and key suppliers, developing procedures to integrate human rights throughout the Company, as well as monitoring and reporting on human rights performance.

ISS Proxy Advisory Services also recommends voting FOR this resolution, citing: “OM Group does not appear to have implemented policies, initiatives or oversight mechanisms addressing human rights. Such policies, initiatives and oversight mechanisms can have value for a company, particularly for one with international operations, as they can provide a framework to address and manage activities with direct or indirect reputational, financial, legal, and regulatory risks related to human rights. In particular, considering the company’s operations in the Democratic Republic of the Congo, an area associated with civil conflict and instability, disclosure would provide shareholders with the ability to evaluate whether the company’s management of related potential human rights-related risks is appropriate and sufficient.”

Shareholder Response to the Opposition Statement of OM Group Proposal #5 Develop Indicators for a Human Rights Policy

Management’s statement leaves out key information:

OM Group’s Claim: “We have had an ongoing dialogue and have met on a number of occasions with representatives of the proponents of the stockholder proposal, including at two annual meetings of stockholders.”

Proponents’ Response: Alarmed by eyewitness accounts of safety concerns around the joint venture in the Democratic Republic of the Congo, proponents first proposed a meeting with the Company in October 2007 but the request was denied. Proponents attended the Company’s annual meetings in 2008, 2009 and 2010 where they made short statements during the Question and Answer period. After over two years, proponents finally met with the Corporate Secretary on February 24, 2010, the only in-person meeting to date. Proponents were heartened to learn that the Company took its concerns seriously. However, it was clear that the Company’s lean management structure did not provide room to develop the expertise needed in its operating system to stay well-informed of emerging standards of the corporate responsibility to respect human rights as promulgated by John Ruggie, the United Nations Special Rapporteur for Business and Human Rights.

OM Group’s Claim:  “As part of those discussions, the representatives advised us that they are concerned about artisanal mining that takes place on the property owned by La Generale des Carrieres et des Mines, a Congolese mining company, that borders our joint venture smelter operation in the Democratic Republic of the Congo (“DRC”). We do not own or control this property.”

Proponents’ Response: Exhibit 10.7 in the Company’s 2010 10-K shows La Generale des Carrieres et des Mines (Gecamines) and OM Group are joint venture partners in the smelter with OM Group owning 55%. Gecamines owns the adjacent property and the materials on the adjacent property are germane to the operations of the smelter. Indeed the vast majority of the material processed in the smelter comes from this adjacent property. The United Nations Special Rapporteur on Business and Human Rights makes clear that corporations must “prevent or mitigate adverse human rights impacts that are directly linked to their operations, products or services by their business relationships, even if they have not contributed to these impacts” (2010 Report by John Ruggie to the United Nations Human Rights Council).

OM Group’s Claim:  “Through our joint venture, we have established numerous social programs in the DRC.”

Proponents’ Response:  International standards make clear that charitable good works do not absolve a corporation from infringing on the human rights of others. According to the 2009 Report by John Ruggie to the UN Human Rights Council, “These are worthy endeavors that may contribute to the engagement of human rights. But what is desirable for companies to do should not be confused with what is required of them. Nor do such desirable activities offset a company’s failure to do what is required, namely to respect human rights throughout its operations and relationships.”

OM Group’s Claim:  “In the course of our conversations with the representatives of the proponents, we have expressed our interest in the development of a Human Rights Policy and have shared with them our progress to date.”

Proponents’ Response:  The information provided by management lacked the depth and breadth of understanding the operating processes necessary to validate that a company respects human rights. Our proposal asks that the Company conduct the ordinary elements of human rights due diligence:  impact assessments of direct operations and those with business partners and joint ventures like Gecamines, as well as the supply chain, developing procedures to integrate human rights throughout the Company, and monitoring and reporting on performance. These are internationally accepted operating norms, yet the Management Statement in Opposition characterizes them as “an inefficient and inappropriate use of resources.” Without these standard operating procedures, there is no real way of proving that the Company respects human rights within its operations and spheres of influence.

Thank you for your support of this important issue.

Sincerely,

Anna Bradley
Consultant for Socially Responsible Investing
Jesuit Conference
1016 16th Street, NW
Washington, DC 20036
(301) 357-7303

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; neither the Jesuit Conference nor the Detroit Province of the Society of Jesus is not able to vote your proxies, nor does this communication  contemplate such an event. The proponents urge shareholders to vote YES on Proposal #5 following the instructions provided on the management’s proxy mailing.